EXHIBIT 12

WMECO
Ratio of Earnings to Fixed Charges
(In thousands)
	3 months ending
Earnings, as defined:	March 2005	2004	2003	2002	2001	2000

Net income before extraordinary item and
cumulative effect of accounting change	$4,727	$12,373	$16,212	$37,682	$14,968	$35,268
Income taxes	3,696	7,187	11,687	5,843	6,560	15,145
Equity in earnings of regional nuclear
generating and transmission companies	(78)	(149)	(473)	(1,626)	(290)	10
Dividends received from regional equity investees	21	687	1,715	2,067	1,297	5,347
Fixed charges, as below	4,968	17,097	14,946	15,228	16,741	27,821
Interest capitalized (not including AFUDC)	-	-	-	-	-	-
Total earnings, as defined	$13,334	$37,195	$44,087	$59,194	$39,276	$83,591

Fixed charges, as defined:

Interest on long-term debt	$2,177	$6,655	$3,860	$2,942	$4,940	$13,754
Interest on rate reduction bonds	1,968	8,332	8,994	9,587	6,251	-
Other interest	337	782	965	1,857	4,120	11,788
Rental interest factor	441	1,167	1,033	767	833	1,067
Amortized premiums, discounts and
capitalized expenses related to indebtedness	45	161	94	75	597	1,212
Interest capitalized (not including AFUDC)	-	-	-	-	-	-
Total fixed charges, as defined	$4,968	$17,097	$14,946	$15,228	$16,741	$27,821

Ratio of Earnings to Fixed Charges - Pro Forma	2.68	2.18	2.95	3.89	2.35	3.00